EXHIBIT 12.1 Central Vermont Public Service Corporation Computation of Ratio of Earnings to Fixed Charges For the Years Ended December 31

(dollars in thousands)	2006	2005(a)	2004(a)	2003(a)	2002(b)
Earnings, as defined by S-K 503(d):
Pre-tax income from continuing operations	$28,107	$(672)	$9,561	$27,279	$28,505
Plus: distributed income	2,146	1,938	1,229	2,441	14,679
Less: equity in earnings	(3,240)	(1,869)	(1,225)	(1,801)	(15,512)
Less: interest capitalized	(102)	(79)	(76)	(87)	(41)
Less: preference security dividends, as defined	(572)	(624)	(624)	(2,031)	(2,547)
Plus: fixed charges, as below	9,917	11,161	12,090	14,314	16,638
Total Earnings, as defined	$36,256	$9,855	$20,955	$40,115	$41,722

Fixed charges, as defined:
Interest on debt	$8,271	$9,519	$10,397	$ 11,150	$13,021
Imputed interest in rental charges	1,074	1,018	1,069	1,133	1,070
Preferred dividends, as defined	572	624	624	2,031	2,547
Total fixed charges, as defined	$9,917	$11,161	$12,090	$14,314	$16,638

Ratio of Earnings to Fixed Charges	3.66	0.88	1.73	2.80	2.51

(a) Reflects Catamount Energy Corporation as discontinued operations.
(b) Reflects correction of an error that resulted in a $0.8 million reduction in Income from continuing operations, and correction of errors that impacted the Consolidated Balance Sheets and
     Consolidated Statements of Cash Flows.